SCHEDULE 13D
                         (Rule 13d-101)

     Information to be Included in Statements Filed Pursuant
                      to Rule 13d-1(A) and
       Amendments Thereto Filed Pursuant to Rule 13d-2(A)

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

            Under the Securities Exchange Act of 1934

                    (Amendment No. 6)*


                         CRDENTIA CORP.
                         --------------
                        (Name of Issuer)

                 Common Stock, $.0001 par value
                 ------------------------------
                 (Title of Class of Securities)

                            225235209
                            ---------
                         (CUSIP Number)

             Ann E. Carey, Business Legal Assistant
          Howard Rice Nemerovski Canady Falk & Rabkin,
                   A Professional Corporation
               Three Embarcadero Center, Suite 700
                    San Francisco, CA  94111
                         (415) 434-1600
                         --------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                           May 2, 2005
                           -----------
                  (Date of Event which Requires
                    Filing of this Statement)

    If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

CUSIP No. 225235209                SCHEDULE 13D                Page 2 of 31

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 225235209                SCHEDULE 13D                Page 3 of 31

 1    Name of Reporting Person    MEDCAP MANAGEMENT & RESEARCH LLC

      IRS Identification No. of Above Person            94-3411543

 2    Check the Appropriate Box if a Member of a           (a) [ ]
      Group
                                                           (b) [ ]
 3    SEC USE ONLY

 4    Source of Funds                                           OO

 5    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)               [ ]

 6    Citizenship or Place of Organization                Delaware

   NUMBER OF        7    Sole Voting Power              35,336,340
     SHARES
  BENEFICIALLY      8    Shared Voting Power                     0
 OWNED BY EACH
   REPORTING        9    Sole Dispositive Power         35,336,340
  PERSON WITH
                   10    Shared Dispositive Power                0

 11    Aggregate Amount Beneficially Owned by           35,336,340
       Reporting Person

 12    Check Box if the Aggregate Amount in Row 11             [ ]
       Excludes Certain Shares

 13    Percent of Class Represented by Amount in             64.9%
       Row 11

 14    Type of Reporting Person                                 IA

CUSIP No. 225235209                SCHEDULE 13D                Page 3 of 31

 1    Names of Reporting Persons              MEDCAP PARTNERS L.P.

      IRS Identification Nos. of Above Persons          94-3412423

 2    Check the Appropriate Box if a Member of a           (a) [ ]
      Group
                                                           (b) [ ]
 3    SEC USE ONLY

 4    Source of Funds                                           WC

 5    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)               [ ]

 6    Citizenship or Place of Organization                Delaware

   NUMBER OF        7    Sole Voting Power              35,336,340
     SHARES
  BENEFICIALLY      8    Shared Voting Power                     0
 OWNED BY EACH
   REPORTING        9    Sole Dispositive Power         35,336,340
  PERSON WITH
                   10    Shared Dispositive Power                0

 11    Aggregate Amount Beneficially Owned by           35,336,340
       Reporting Person

 12    Check Box if the Aggregate Amount in Row 11             [ ]
       Excludes Certain Shares

 13    Percent of Class Represented by Amount in             64.9%
       Row 11

 14    Type of Reporting Person                                 PN

CUSIP No. 225235209                SCHEDULE 13D                Page 5 of 31

 1    Names of Reporting Persons                     C. FRED TONEY

      IRS Identification Nos. of Above Persons

 2    Check the Appropriate Box if a Member of a           (a) [ ]
      Group
                                                           (b) [ ]
 3    SEC USE ONLY

 4    Source of Funds                                           OO

 5    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)               [ ]

 6    Citizenship or Place of Organization           United States

   NUMBER OF        7    Sole Voting Power              35,336,340
     SHARES
  BENEFICIALLY      8    Shared Voting Power                     0
 OWNED BY EACH
   REPORTING        9    Sole Dispositive Power         35,336,340
  PERSON WITH
                   10    Shared Dispositive Power                0

 11    Aggregate Amount Beneficially Owned by           35,336,340
       Reporting Person

 12    Check Box if the Aggregate Amount in Row 11             [ ]
       Excludes Certain Shares

 13    Percent of Class Represented by Amount in             64.9%
       Row 11

 14    Type of Reporting Person                             IN, HC

CUSIP No. 225235209                SCHEDULE 13D                Page 6 of 31

Item 1.     Security and Issuer

        This Schedule 13D ("Schedule") relates to shares of common stock, with par value $.0001 (the "Common Stock"), of Crdentia Corp. (the "Issuer"). The principal executive office of the Issuer is 14114 Dallas Parkway, Suite 600, Dallas, TX 75254.

Item 2.     Identity and Background

        This Schedule is filed on behalf of MedCap Partners L.P.
("MedCap"), MedCap Management & Research LLC ("MMR") and C. Fred
Toney ("Toney"), each of whose principal business office address is 500 Third Street, Suite 535, San Francisco, CA 94107.

        MedCap is an investment limited partnership, whose general partner is MMR. MMR is an investment adviser registered under the laws of the State of California. Toney is MMR's sole managing member.

        None of MedCap, MMR nor Toney has, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

        None of MedCap, MMR nor Toney has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which any of them became or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        MedCap is a Delaware limited partnership, MMR is a Delaware limited liability company and Toney is a United States citizen.

Item 3.     Source and Amount of Funds or Other Consideration

        The source of funds to make the purchases described in
Item 5(c) was working capital of MedCap in the amount of $1,331,220.

Item 4.     Purpose of Transaction

        The acquisitions of Series C Preferred Stock and Common
Stock described in Item 5(c) were made for investment purposes.

        Toney is a member of the Issuer's Board of Directors.

        Except as described herein, the reporting persons do not currently have any plans or proposals that relate to or would result in any of the following:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

CUSIP No. 225235209                SCHEDULE 13D                Page 7 of 31

         (b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) Any action similar to those enumerated above.

        Depending upon market conditions and other factors, the reporting persons may exercise warrants that they hold to acquire shares of the Issuer's preferred stock, acquire additional securities of the Issuer, or alternatively, may dispose of some or all of the securities of the Issuer beneficially owned by them. In addition, MedCap may receive stock dividends on the shares of Series C Preferred Stock that it holds.

Item 5.     Interest in Securities of the Issuer

(a) MedCap beneficially owns 7,381,440 shares of Issuer's Common Stock and 173,438 shares of Issuer's Series C Preferred Stock which are currently convertible into 17,343,800 shares of Common Stock. MedCap also owns warrants giving it the right to acquire (i) 6,000 shares of Series B-1 Preferred Stock for $60 per share (6,000 shares of Series B-1 Preferred Stock, in turn, would currently be convertible into 600,000 shares of Common Stock) and (ii) 100,111 shares of Series C Preferred Stock for $60 per share (100,111 shares of Series C Preferred Stock, in turn, would currently be convertible into 10,011,100 shares of Common Stock).

CUSIP No. 225235209                SCHEDULE 13D                Page 8 of 31

     MMR as general partner and investment manager of MedCap and Toney as the sole managing member of MMR may be deemed to beneficially own the shares owned by MedCap in that they may be deemed to have the power to direct the voting or disposition of the shares. Neither the filing of this
     Schedule 13D nor any of its contents shall be deemed to constitute an admission that either MMR or Toney is, for any other purpose, the beneficial owner of any such securities to which this Schedule relates, and MMR and Toney disclaim beneficial ownership as to the Common Stock except to the extent of their respective pecuniary interests therein. Based on the number of shares outstanding reported in the Issuer's most recent annual report on Form 10-KSB and shares reported in filings with the SEC as being issued to various parties, the percentage of Common Stock beneficially owned by MedCap, MMR and Toney for the purposes of this Schedule 13D is 64.9%.

(b) Reference is made hereby to Items 7 to 10 of pages 3, 4 and 5 of this Schedule, which Items are incorporated herein by reference.

(c) On May 2, 2005, MedCap exercised a warrant that it held to acquire from the Issuer 22,187 shares of Series C Preferred Stock (currently convertible into 2,218,700 shares of Common Stock) for a total consideration of $1,331,220 (the Series C Preferred Stock acquired upon the exercise of the warrants are referred to as the "Warrant Shares"). The consideration for the Warrant Shares consisted of $1,331,220 in cash. Under the terms of the warrant, the exercise price was $60 for each share of Series C Preferred Stock.

     As part of a March 29, 2005 financing, the Issuer entered into a letter agreement with MedCap (the "Letter Agreement") pursuant to which the Issuer agreed to register for resale
     (i) all of the shares of Common Stock and the Common Stock that can be acquired upon the conversion of the Series C Preferred Stock that are held by MedCap and (ii) shares of Common Stock underlying all of the warrants that MedCap holds to acquire the Issuer's preferred stock; provided that, the Issuer is not required to register for resale Common Stock underlying the warrants unless such shares can be registered at the time that the shares of Common Stock listed in item (i) are registered for resale. Under a previous registration rights agreement executed by the Issuer, which in part is amended by the Letter Agreement, MedCap and certain other investors have a right to require the Issuer to register additional shares of Common Stock that may become outstanding following the exercise of certain warrants to acquire preferred stock and the conversion of such preferred stock into Common Stock; provided that, such shares of Common Stock have not already been registered for resale by the Issuer.

CUSIP No. 225235209                SCHEDULE 13D                Page 9 of 31

     In connection with the exercise of the warrant, the Issuer and MedCap entered into an Amendment to Letter Agreement (the "Letter Agreement Amendment") which amended the date by which the Issuer is required to register for resale the securities held by MedCap and provided that the Common Stock into which the newly acquired Series C Preferred Stock can be converted also be registered for resale.

     Series C Preferred Stock is currently convertible at the option of its holder into 100 shares of Common Stock per share of Series C Preferred Stock. MedCap currently has outstanding warrants permitting it to acquire 100,111 shares of Series C Preferred Stock for $60 per share and the warrants for Series C Preferred Stock that MedCap holds would currently be indirectly convertible into 10,011,100 shares of Common Stock

     Under the terms of the warrants for the Series C Preferred Stock, the Issuer was required to make a distribution on the 22,187 shares of Series C Preferred Stock that were acquired by MedCap upon the exercise of the warrant at the same rate as the dividends previously paid on the outstanding shares of Series C Preferred Stock. As a result, upon the exercise of the warrant on May 2, 2005, MedCap received 110,935 shares of Common Stock (for no additional consideration) in addition to the 22,187 shares of Series C Preferred Stock.

(d)  Not applicable.

(e)  Not applicable.

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer

        MedCap is a party to an Amended and Restated Registration Rights Agreement entitling it to registration rights with respect to Common Stock issuable upon conversion of its shares of Series A Preferred Stock, Series B-1 Preferred Stock and Series C Preferred Stock, including any Series B-1 Preferred or Series C Preferred issued upon exercise of the Warrants.

CUSIP No. 225235209                SCHEDULE 13D                Page 10 of 31

        MedCap and the Issuer are also parties to the Letter Agreement, as amended by the Letter Agreement Amendment, which amends in part the Amended and Restated Registration Rights Agreement. Under the Letter Agreement, the Issuer agrees to register for resale (i) all of the shares of Common Stock and the Common Stock that can be acquired upon the conversion of the Series C Preferred Stock that are held by MedCap and (ii) shares of Common Stock underlying all of the warrants that MedCap holds to acquire the Issuer's preferred stock; provided that, the Issuer is not required to register for resale Common Stock underlying the warrants unless such shares can be registered at the time that the shares of Common Stock listed in item (i) are registered for resale.

Item 7.     Material to be Filed as Exhibits

No.   Exhibit

1.   Agreement Regarding Joint Filing of Statement on Schedule
     13D or 13G

2. Amended and Restated Registration Rights Agreement between the Issuer and MedCap dated August 30, 2004, as amended by the Letter Agreement listed as Exhibit 3 below (included as Exhibit 2 to MedCap's, MMR's and Toney's Schedule 13D/A No. 1 filed with the Commission on September 3, 2004 and incorporated herein by reference)

3. Letter Agreement dated March 29, 2005, between the Issuer and MedCap (the "Letter Agreement") (included as Exhibit 3 to MedCap's, MMR's and Toney's Schedule 13D/A No. 5 filed with the Commission on April 11, 2005 and incorporated herein by reference)

4. Amendment to Letter Agreement, dated May 2, 2005, between the Issuer and MedCap

5. Warrant to Purchase Shares of Series B-1 Preferred Stock of the Issuer issued to MedCap dated August 31, 2004 (included as Exhibit 5 to MedCap's, MMR's and Toney's Schedule 13D/A No. 1 filed with the Commission on September 3, 2004 and incorporated herein by reference)

6. Warrant to Purchase Shares of Series C Preferred Stock of the Issuer issued to MedCap dated September 25, 2004
     (included as Exhibit 6 to MedCap's, MMR's and Toney's
     Schedule 13D/A No. 2 filed with the Commission on September
     24, 2004 and incorporated herein by reference)

CUSIP No. 225235209                SCHEDULE 13D                Page 11 of 31

7. Warrant to Purchase Shares of Series C Preferred Stock of the Issuer issued to MedCap dated October 25, 2004 (included as Exhibit 7 to MedCap's, MMR's and Toney's Schedule 13D/A
     No. 5 filed with the Commission on April 11, 2005 and incorporated herein by reference)

8. Warrant to Purchase Shares of Series C Preferred Stock of the Issuer issued to MedCap dated November 3, 2004 (included as Exhibit 8 to MedCap's, MMR's and Toney's Schedule 13D/A
     No. 5 filed with the Commission on April 11, 2005 and incorporated herein by reference)

9. Warrant to Purchase Shares of Series C Preferred Stock of the Issuer issued to MedCap dated May 2, 2005

CUSIP No. 225235209                SCHEDULE 13D                Page 12 of 31

                           Signatures

    After reasonable inquiry and to the best of each of the undersigned's respective knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: May 10, 2005

                                   MEDCAP PARTNERS L.P.
                                   By its general partner
                                   MedCap Management &
                                   Research LLC


                                   /s/ C. Fred Toney
                                   -----------------
                                   By: C. Fred Toney
                                   Its: Managing Member


                                   MEDCAP MANAGEMENT &
                                   RESEARCH LLC


                                   /s/ C. Fred Toney
                                   -----------------
                                   By: C. Fred Toney
                                   Its: Managing Member


                                   C. FRED TONEY


                                   /s/ C. Fred Toney
                                   -----------------

CUSIP No. 225235209                SCHEDULE 13D                Page 13 of 31

                          Exhibit Index


Exhibit 1 Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G

Exhibit 4  Amendment to Letter Agreement, dated May 2,
           2005, between the Issuer and Medcap

Exhibit 9  Warrant to Purchase Shares of Series C
           Preferred Stock of the Issuer issued to MedCap dated May 2, 2005

CUSIP No. 225235209                SCHEDULE 13D                Page 14 of 31

                            Exhibit 1

    AGREEMENT REGARDING JOINT FILING OF STATEMENT ON SCHEDULE
                           13D OR 13G

        The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on
Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of Crdentia Corp. For that purpose, the undersigned hereby constitute and appoint C. Fred Toney as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

DATED:  May 10, 2005

                                   MEDCAP PARTNERS L.P.
                                   By its general partner
                                   MedCap Management &
                                   Research LLC


                                   /s/ C. Fred Toney
                                   -----------------
                                   By: C. Fred Toney
                                   Its: Managing Member


                                   MEDCAP MANAGEMENT &
                                   RESEARCH LLC


                                   /s/ C. Fred Toney
                                   -----------------
                                   By: C. Fred Toney
                                   Its: Managing Member


                                   C. FRED TONEY


                                   /s/ C. Fred Toney
                                   -----------------

CUSIP No. 225235209                SCHEDULE 13D                Page 15 of 31

                            Exhibit 4

         AMENDMENT TO LETTER AGREEMENT DATED MAY 2, 2005

                  AMENDMENT TO LETTER AGREEMENT

        This Amendment to Letter Agreement (this "Amendment") is made effective as of May 2, 2005 by and between Crdentia Corp., a Delaware corporation (the "Company"), and MedCap Partners L.P.
("MedCap").

                            RECITALS

        A. In connection with MedCap's exercise of warrants to purchase 108,334 shares of the Company's Series C Preferred
Stock, on March 29, 2005, the Company and MedCap entered into a letter agreement (the "Letter Agreement").

        B. MedCap desires to exercise additional warrants to purchase 22,187 shares of the Company's Series C Preferred Stock
(the "Additional Financing").

        C. In connection with the Additional Financing, the Company and MedCap desire to amend certain terms of the Letter
Agreement.

        In consideration of the foregoing and the promises and covenants contained herein and other good and valuable consideration the receipt of which is hereby acknowledged, the parties hereto agree as follows. Any capitalized terms not otherwise defined herein shall have the meanings given such terms in the Letter Agreement:

    1.  Amendment to First Paragraph of the Letter Agreement.

     The first paragraph of the Letter Agreement shall be amended and restated to read as follows:

             "This letter agreement (this "Letter Agreement") reflects certain understandings by and between Crdentia Corp. (the "Company") and MedCap Partners L.P. ("MedCap") in connection with (i) MedCap's exercise of warrants to purchase 108,334 shares of the Company's Series C Preferred Stock on March 29, 2005 and (ii) MedCap's exercise of warrants to purchase 22,187 shares of the Company's Series C Preferred Stock on May 2, 2005 ((i) and (ii) collectively referred to as the "Financing").

    2.  Amendment to Section 2(a) of the Letter Agreement.

        The first sentence of Section 2(a) of the Letter
Agreement shall be amended and restated to read as follows:

CUSIP No. 225235209                SCHEDULE 13D                Page 16 of 31

            "The Company hereby acknowledges and agrees that it will, by the earlier of (i) one (1) business day following the filing of its Quarterly Report on Form 10-QSB for the quarter ended March 31, 2005 with the Securities and Exchange Commission (the "SEC"), or (ii) the date that is two (2) calendar weeks from the May 2, 2005 closing of the Financing (the "Closing"), file a registration statement with the SEC under the Securities Act of 1933, as amended, covering the resale of all MedCap Shares (as defined below), and use its reasonable efforts to have such registration statement declared effective by the SEC within ninety (90) days of the Closing."

        3. Distribution of Proceeds. The Company acknowledges and agrees that the proceeds of the Additional Financing shall be distributed as set forth on Schedule A attached hereto.

        4. Representation of the Company. The Company represents that it has timely filed each statement, report and other filing required to be filed with the Securities and Exchange Commission by the Company between March 31, 2005 and the date hereof (the "Company SEC Documents"). As of their respective filing dates, the Company SEC Documents complied in all material respects with the requirements of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, except to the extent corrected by a subsequently filed Company SEC Document prior to the date hereof.

        5. Effect of Amendment. Except as expressly amended, restated or consented to in this Amendment, the Letter Agreement shall continue in full force and effect. In the event of any conflict between the terms of this Amendment and the Letter Agreement, the terms of this Amendment shall govern and control.

        6. Attorney Fees. The Company acknowledges and agrees that it will pay reasonable attorney's fees and expenses incurred by MedCap in connection with the Additional Financing, including any such reasonable fees in connection with MedCap's filing of a
Schedule 13D related to the Additional Financing.

        7. Governing Law. This Amendment shall be governed by and construed under the laws of the State of Delaware as applied to agreements among Delaware residents entered into and to be performed entirely within Delaware.

        8. Counterparts. This Amendment may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

CUSIP No. 225235209                SCHEDULE 13D                Page 17 of 31

        9. Severability. If one or more provisions of this Amendment are held to be unenforceable under applicable law, such provision shall be excluded from this Amendment and the balance of the Amendment shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

        10. Entire Agreement. This Amendment, together with the Letter Agreement and the agreements executed pursuant hereto and thereto, constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof.

     IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first above written.

COMPANY:

CRDENTIA CORP.


By: /s/ James D. Durham
    -------------------
    James D. Durham
    Chief Executive Officer


MEDCAP:

MEDCAP PARTNERS L.P.

By: MedCap Management & Research LLC
Its: General Partner

    By: /s/ C. Fred Toney
        -----------------
        C. Fred Toney
    Its: Managing Member

CUSIP No. 225235209                SCHEDULE 13D                Page 18 of 31

                           Schedule A

Dollar Amount of Proceeds        Distribution Instructions

$661,217                         Directly to Morrison & Foerster
                                 LLP Account

$670,003                         To the Company

CUSIP No. 225235209                SCHEDULE 13D                Page 19 of 31

                            Exhibit 9

             WARRANT TO PURCHASE SHARES OF SERIES C
         PREFERRED STOCK OF THE ISSUER ISSUED TO MEDCAP

     THIS WARRANT AND THE SECURITIES ISSUABLE UPON THE EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY STATE SECURITIES LAWS. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED OR UNLESS SOLD PURSUANT TO AN EXEMPTION TO SUCH ACT.

                                                       Void after
                                                 October 18, 2009

                   WARRANT TO PURCHASE SHARES
                   OF SERIES C PREFERRED STOCK
                               of
                         CRDENTIA CORP.

        This certifies that, for value received, MedCap Partners L.P., together with its successors and assigns (the "Holder") is entitled to subscribe for and purchase, on the terms hereof, shares of Series C Preferred Stock (the "Stock") of Crdentia Corp., a Delaware corporation (the "Company"), which is convertible into shares of Common Stock of the Company (the "Common Stock"), subject to adjustment as provided herein.

        This Warrant is subject to the following terms and conditions:

        1. Exercise of Warrant. The terms and conditions upon which this Warrant may be exercised, and the Stock covered hereby may be purchased, are as follows:

          1.1 Term. Subject to the terms hereof, this Warrant may be exercised at any time after the date hereof, or from time to time, in whole or in part; provided, however, that in no event may this Warrant be exercised (the "Exercise Date") later than 5:00 p.m. (Pacific Time) on the earlier of (a) the close of business on October 18, 2009 or (b) the closing of a Corporate Transaction (as defined below) (the "Exercise Period"); provided that at least twenty (20) days prior to the occurrence of the closing of a Corporate Transaction, the Company shall have sent to the Holder notice of such event.

CUSIP No. 225235209                SCHEDULE 13D                Page 20 of 31

          For purposes hereof, the term "Corporate Transaction" shall mean (a) the sale, conveyance or disposal of all or substantially all of the Company's property or business; (b) the Company's merger into or consolidation with any other corporation (other than a merger effected exclusively for the purpose of changing the domicile of the Company or a merger in which the owners of the voting stock of the Company prior to the merger own at least 50% of the voting interests in the surviving entity) or any other transaction or series of transactions, in which more than fifty percent (50%) of the voting power of the Company is disposed of (other than a sale by the Company of shares of its capital stock in an equity financing); or (c) the closing of an underwritten public offering of the Company's Common Stock pursuant to a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), with aggregate net proceeds to the Company in excess of twenty-five million dollars ($25,000,000).

          1.2 Number of Shares. This Warrant may be exercised for 799 shares of Stock, subject to adjustment as provided herein.

          1.3 Exercise Price. The per share exercise price for the shares of Stock to be issued upon exercise of this Warrant shall be $60.00, subject to adjustment as provided herein (such price as adjusted from time to time as provided herein is called the "Exercise Price").

          1.4 Method of Exercise. The exercise of the purchase rights evidenced by this Warrant shall be effected by (a) the surrender of the Warrant, together with a duly executed copy of the form of a subscription attached hereto as Schedule 1, to the Company at its principal offices and (b) except as set forth in
Section 1.5, the delivery of the aggregate Exercise Price by check or bank draft payable to the Company's order or by wire transfer to the Company's account for the number of shares for which the purchase rights hereunder are being exercised or any other form of consideration approved by the Company's Board of Directors (the "Board"). Each exercise of this Warrant shall be deemed to have been effected immediately prior to the close of business on the day on which this Warrant shall have been surrendered to the Company as provided herein or at such later date as may be specified in the executed form of subscription, and at such time the person or persons in whose name or names any certificate or certificates for shares of Stock shall be issuable upon such exercise as provided herein shall be deemed to have become the holder or holders of record thereof.

CUSIP No. 225235209                SCHEDULE 13D                Page 21 of 31

          1.5   Net Issuance.

              (a) Right to Convert. In addition to and without limiting the rights of the Holder under the terms of this Warrant, the Holder shall have the right to convert this Warrant or any portion thereof (the "Conversion Right") into shares of Stock as provided in this Section 1.5 at any time or from time to time during the Exercise Period. Upon exercise of the Conversion Right with respect to a particular number of shares subject to the Warrant (the "Converted Warrant Shares"), the Company shall deliver to the Holder (without payment by the Holder of any exercise price or any cash or other consideration) that number of shares of fully paid and nonassessable Stock computed using the following formula:

                    X =  Y (A - B)
                            A

          Where     X =  the number of shares of Stock to be
                         delivered to the Holder

                    Y =  the number of Converted Warrant Shares

                    A =  the fair market value of the total
                         number of shares of Common Stock into
                         which one share of Stock can be
                         converted on the Conversion Date (as
                         defined below)

                    B =  the Exercise Price (as adjusted to the
                         Conversion Date)

        The Conversion Right may only be exercised with respect to a whole number of shares subject to the Warrant. No fractional shares shall be issuable upon exercise of the Conversion Right, and if the number of shares to be issued determined in accordance with the foregoing formula is other than a whole number, the Company shall pay to the Holder an amount in cash equal to the fair market value of the resulting fractional share on the Conversion Date (as defined below). Shares issued pursuant to the Conversion Right shall be treated as if they were issued upon the exercise of the Warrant.

CUSIP No. 225235209                SCHEDULE 13D                Page 22 of 31

              (b) Method of Exercise. The Conversion Right may be exercised by the Holder by the surrender of the Warrant at the principal office of the Company together with a notice in the form attached hereto as Schedule 2 specifying that the Holder thereby intends to exercise the Conversion Right and indicating the total number of shares under the Warrant that the Holder is exercising through the Conversion Right. Such conversion shall be effective upon receipt by the Company of the Warrant together with the aforesaid written statement, or on such later date as is specified therein (the "Conversion Date"). Certificates for the shares issuable upon exercise of the Conversion Right and, if applicable, a new warrant evidencing the balance of the shares remaining subject to the Warrant, shall be issued as of the Conversion Date and shall be delivered to the Holder promptly following the Conversion Date.

              (c) Determination of Fair Market Value. For purposes of this Section 1.5, the fair market value of a share of Common Stock on the Conversion Date shall be the average of the closing prices of the Common Stock as reported on a Trading Market (as defined below) for the last fifteen (15) trading day period ending two (2) days prior to the Conversion Date. For purposes of this Warrant, "Trading Market" shall mean one of the following which has been determined by the Company's Board of Directors to be the Company's principal trading market: NASD OTC Bulletin Board, the Nasdaq SmallCap Market, the Nasdaq National Market, the American Stock Exchange or the New York Stock Exchange. Notwithstanding the foregoing, in the event the Common Stock is not publicly trading on the Conversion Date, the fair market value of a share of Common Stock on the Conversion Date shall be determined in good faith by the Company's Board of Directors.

              (d) Limit on Exercise. Notwithstanding any other provision of this Warrant, the Holder shall not be entitled to exercise the Conversion Right, in whole or in part, unless the Holder agrees, in writing, to immediately convert the Shares issued pursuant to the Conversion Right into shares of the Company's Common Stock (pursuant to the terms of the Company's Amended and Restated Certificate of Incorporation and Certificate of Designations, Preferences and Rights of Series C Preferred Stock of the Company).

CUSIP No. 225235209                SCHEDULE 13D                Page 23 of 31

        2. Adjustment of Exercise Price and Number of Shares. The Exercise Price and the number of shares purchasable upon the exercise of this Warrant shall be subject to adjustment from time to time upon the occurrence of certain events described in this
Section 2. Upon each adjustment of the Exercise Price, the Holder of this Warrant shall thereafter be entitled to purchase, at the Exercise Price resulting from such adjustment, the number of shares obtained by multiplying the Exercise Price in effect immediately prior to such adjustment by the number of shares purchasable pursuant hereto immediately prior to such adjustment, and dividing the product thereof by the Exercise Price resulting from such adjustment.

          2.1 Subdivision or Combination of Stock. In case the Company shall at any time subdivide its outstanding shares of Series C Preferred Stock into a greater number of shares, the Exercise Price in effect immediately prior to such subdivision shall be proportionately reduced, and conversely, in case the outstanding shares of Series C Preferred Stock of the Company shall be combined into a smaller number of shares, the Exercise Price in effect immediately prior to such combination shall be proportionately increased.

          2.2 Dividends in Stock, Other Stock, Property, Reclassification. If at any time or from time to time the holders of the Series C Preferred Stock (or any shares of stock or other securities at the time receivable upon the exercise of this Warrant) shall have received or become entitled to receive, without payment therefor,

              (a) Series C Preferred Stock, or any shares of stock or other securities whether or not such securities are at any time directly or indirectly convertible into or exchangeable for Common Stock, or any rights or options to subscribe for, purchase or otherwise acquire any of the foregoing by way of dividend or other distribution, or

              (b) any cash paid or payable otherwise than as a cash dividend, or

              (c)  Series C Preferred Stock or other or
additional stock or other securities or property (including cash) by way of spin off, split-up, reclassification, combination of shares or similar corporate rearrangement, (other than shares of Stock issued as a stock split, adjustments in respect of which shall be covered by the terms of Section 2.1 above),

CUSIP No. 225235209                SCHEDULE 13D                Page 24 of 31

        Then and in each such case, the Holder hereof shall, upon the exercise of this Warrant, be entitled to receive, in addition to the number of shares of Stock receivable thereupon, and without payment of any additional consideration therefore, the amount of stock and other securities and property (including cash in the cases referred to in clauses (b) and (c) above) which such Holder would hold on the date of such exercise had he been the holder of record of such Stock as of the date on which holders of Series C Preferred Stock received or became entitled to receive such shares and/or all other additional stock and other securities and property.

          2.3 Reclassification or Reorganization. If the Stock (or any shares of stock or other securities which may be) issuable upon the exercise of this Warrant shall be changed into the same or different number of shares of any class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares or stock dividend provided for in Section 2.1 above, or a Corporate Transaction, in which case this Warrant shall terminate if not exercised), then and in each such event the Holder shall be entitled to receive upon the exercise of this Warrant the kind and amount of shares of stock and other securities and property receivable upon such reorganization, reclassification or other change, to which a holder of the number of shares of Stock (or any shares of stock or other securities which may be) issuable upon the exercise of this Warrant would have received if this Warrant had been exercised immediately prior to such reorganization, reclassification or other change, all subject to further adjustment as provided herein.

          2.4 Notice of Adjustments and Record Dates. The Company shall promptly notify the Holder in writing of each adjustment or readjustment of the exercise price hereunder and the number of shares of Stock (or any shares of stock or other securities which may be) issuable upon the exercise of this Warrant. Such notice shall state the adjustment or readjustment and show in reasonable detail the facts on which that adjustment or readjustment is based. In the event of any taking by the Company of a record of the holders of Common Stock for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, the Company shall notify the Holder in writing of such record date at least twenty
(20) days prior to the date specified therein.

CUSIP No. 225235209                SCHEDULE 13D                Page 25 of 31

          2.5 Shares to be Fully Paid; Reservation of Shares. The Company covenants and agrees that all shares of Stock which may be issued upon the exercise of the rights represented by this Warrant will, upon payment of the Exercise Price and issuance pursuant to Section 1.4 or a net issuance pursuant to Section 1.5, be duly authorized, validly issued, fully paid and nonassessable and free from all preemptive rights of any stockholder and free of all taxes, liens and charges with respect to the issue thereof. The Company further covenants and agrees that during the period within which the rights represented by this Warrant may be exercised, the Company will at all times have authorized and reserved, for the purpose of issue or transfer upon exercise of the subscription rights evidenced by this Warrant, a sufficient number of shares of authorized but unissued Series C Preferred Stock and Common Stock into which such Series C Preferred Stock may be converted, or other securities and property, when and as required to provide for the exercise of the rights represented by this Warrant. The Company will take all such action as may be necessary to assure that such shares of Series C Preferred Stock and Common Stock may be issued as provided herein without violation of any applicable law or regulation.

        3. Replacement of Warrants. On receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and, in the case of any such loss, theft or destruction of this Warrant, on delivery of an indemnity agreement reasonably satisfactory in form and amount to the Company or, in the case of any such mutilation, on surrender and cancellation of such Warrant, the Company at its expense shall execute and deliver to the Holder, in lieu thereof, a new Warrant of like tenor.

        4. Investment Intent. Unless a current registration statement under the Securities Act, shall be in effect with respect to the securities to be issued upon exercise of this Warrant, the Holder, by accepting this Warrant, covenants and agrees that, at the time of exercise hereof, and at the time of any proposed transfer of any securities acquired upon exercise hereof, the Holder shall deliver to the Company a written statement that the securities acquired by the Holder upon exercise hereof are for the own account of the Holder for investment and are not acquired with a view to, or for sale in connection with, any distribution thereof (or any portion thereof) and with no present intention (at any such time) of offering or distributing such securities (or any portion thereof).

CUSIP No. 225235209                SCHEDULE 13D                Page 26 of 31

        5. No Rights or Liability as a Shareholder. This Warrant does not entitle the Holder hereof to any voting rights or other rights as a shareholder of the Company. No provisions hereof, in the absence of affirmative action by the Holder to purchase Stock, and no enumeration herein of the rights or privileges of the Holder, shall give rise to any liability of the Holder as a shareholder of the Company.

        6. Representations of Holder. The Holder hereby represents and acknowledges to the Company that:

          6.1 this Warrant, the Stock issuable upon exercise of this Warrant and any securities issued with respect to any of them by way of a stock dividend or stock split or in connection with a recapitalization, merger, consolidation or other reorganization will be "restricted securities" as such term is used in the rules and regulations under the Securities Act, and that such securities have not been and may not be registered under the Securities Act or any state securities law, and that such securities must be held indefinitely unless registration is effected or transfer can be made pursuant to appropriate exemptions;

          6.2 the Holder has read, and fully understands, the terms of this Warrant set forth on its face and the attachments hereto, including the restrictions on transfer contained herein;

          6.3 the Holder is purchasing for investment for its own account and not with a view to or for sale in connection with any distribution of this Warrant or the Stock of the Company issuable upon exercise of this Warrant and it has no intention of selling such securities in a public distribution in violation of the federal securities laws or any applicable state securities laws;

          6.4 the Company may affix the following legends (in addition to any other legend(s), if any, required by applicable state corporate and/or securities laws) to certificates for shares of Stock (or other securities) issued upon exercise of this Warrant ("Warrant Shares"):

               "These securities have not been registered under the Securities Act of 1933, as amended. They may not be sold, offered for sale, pledged or hypothecated in the absence of a registration statement in effect with respect to the securities under such Act or an opinion of counsel satisfactory to the Company that such registration is not required or unless sold pursuant to Rule 144 of such Act."

        7.  Reserved.

CUSIP No. 225235209                SCHEDULE 13D                Page 27 of 31

        8.  Reserved.

        9. Limitations on Disposition. The Holder of this Warrant, by acceptance hereof, agrees to comply in all respects with the provisions of this Section 9. Without in any way limiting the representations set forth above, the Holder of this Warrant agrees not to make any disposition of this Warrant or any Warrant Shares, unless and until the transferee has agreed in writing for the benefit of the Company to be bound by this
Section 9 and the other provisions of this Warrant as if such transferee were the original Holder hereof, provided and to the extent such provisions are then applicable, and

                (a)  There is then in effect a Registration
Statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such Registration Statement; or

                (b) (i) the Holder shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and the Company has given its prior written consent (which consent shall not be unreasonably withheld), and (ii) if reasonably requested by the Company, the Holder shall have furnished the Company with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration of the Warrant and/or the Warrant Shares under the Securities Act. It is agreed that the Company will not require opinions of counsel for transactions made pursuant to Rule 144 except in unusual circumstances.

        Notwithstanding any other provision of this Section 9, Holder may transfer this Warrant and/or the Warrant Shares to any investment fund in which MedCap Management & Research LLC or any of its affiliates is the General Partner or the manager; provided that, such fund is an "accredited investor" as such term is then defined in Section 501 of Regulation D promulgated pursuant to the Securities Act.

        10. Miscellaneous.

          10.1 Transfer of Warrant. In addition to the transfer restrictions set forth in Section 9, this Warrant shall not be transferable or assignable in any manner and no interest shall be pledged or otherwise encumbered by the Holder without the express written consent of the Company.

          10.2 Titles and Subtitles. The titles and subtitles used in this Warrant are for convenience only and are not to be considered in construing or interpreting this Warrant.

CUSIP No. 225235209                SCHEDULE 13D                Page 28 of 31

          10.3 Notice. Notice or demand pursuant to this Warrant shall be sufficiently given or made, if sent by first-class mail, postage prepaid, addressed, if to the Holder of this Warrant, to the Holder at its last known address as it shall appear in the records of the Company, and if to the Company, at 14114 Dallas Pkwy., Suite 600, Dallas, TX 75254, Attention:
Secretary. The Company may alter the address to which communications are to be sent by giving notice of such change of address in conformity with the provisions of this Section 10.3 for the giving of notice.

          10.4 Attorneys' Fees. If any action at law or in equity is necessary to enforce or interpret the terms of this Warrant, the prevailing party shall be entitled to reasonable attorneys' fees, costs and disbursements in addition to any other relief to which such party may be entitled.

          10.5 Amendment. This Warrant may be modified, amended or terminated by a writing signed by the Company and the Holder.

          10.6 Severability. If one or more provisions of this Warrant are held to be unenforceable under applicable law, such provision shall be excluded from this Warrant and the balance of the Warrant shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

          10.7 Governing Law. This Warrant shall be governed by and construed and enforced in accordance with the laws of the State of Delaware, without giving effect to its conflicts of laws principles.

CUSIP No. 225235209                SCHEDULE 13D                Page 29 of 31

          Counterparts. This Warrant may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date:  May 2, 2005            CRDENTIA CORP.


                              By: /s/ James D. Durham
                                  -------------------
                                Name:  James D. Durham
                                 Its:  Chief Executive Officer


ACKNOWLEDGED AND AGREED:

MEDCAP PARTNERS L.P.

By: MedCap Management & Research LLC
Its: General Partner

    By: /s/ C. Fred Toney
        -----------------
    Name:  C. Fred Toney
    Its:  Managing Member

CUSIP No. 225235209                SCHEDULE 13D                Page 30 of 31

                           SCHEDULE 1

                       SUBSCRIPTION NOTICE
       (To be signed only on exercise of Warrant for cash)

To: Crdentia Corp.

     The undersigned, the holder of the Warrant attached hereto, hereby irrevocably elects to exercise the purchase rights
represented by such Warrant for, and to purchase thereunder,
__________* shares of Stock of Crdentia Corp., and herewith makes payment of $__________ therefor, and requests that the
certificates for such shares be issued in the name of, and
delivered to ____________________, whose address is
______________________________.


                              -------------------------------------------
                              (Signature must conform in all respects to name of the Holder as specified on the face of the Warrant)


                              -------------------------------------------
                              (Print Name)


                              -------------------------------------------
                              (Address)


Dated:  ____________________


_______________________________
    *Insert here the number of shares as to which the Warrant is being exercised.

CUSIP No. 225235209                SCHEDULE 13D                Page 31 of 31

                           SCHEDULE 2

                 NOTICE OF NET ISSUANCE EXERCISE

     (To be signed only on net issuance exercise of Warrant)

To: Crdentia Corp.:

     Pursuant to Section 1.5 of the Warrant, the undersigned, the holder of the Warrant attached hereto, hereby irrevocably elects to exercise the net issuance rights with respect to _____________ shares of such Warrant for that number of shares of Stock of Crdentia Corp., determined pursuant to the formula set forth in
Section 1.5 of the Warrant, and requests that the certificates for such shares be issued in the name of, and delivered to ___________________, whose address is
_________________________________________.


                              -------------------------------------------
                              (Signature must conform in all respects to name of the Holder as specified on the face of the Warrant)


                              -------------------------------------------
                              (Print Name)


                              -------------------------------------------
                              (Address)


Dated:  ____________________